November 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Kim McManus

Re:	Bluegreen Vacations Corporation

Registration Statement on Form S-1

File No. 333-221062

Ladies and Gentlemen,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between November 7, 2017 and the date hereof, approximately 1,800 copies of the Preliminary Prospectus, dated November 7, 2017, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. (Eastern time) on November 16, 2017, or as soon as practicable thereafter.

[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC

As representatives of the Underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name:	Keith Lister
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Renos Savvides
Name:	Renos Savvides
Title:	Director

[Signature Page to Acceleration Request]